15025512

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67262

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Triton Pacific Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10877 Wilshire Blvd., 12th Floor
(No. and Street)

Los Angeles (City) CA (State) 90024 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Faggen 310 943-4990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) Los Angeles (City) CA (State) 90027 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig Faggen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triton Pacific Securities, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Kimberly A. Bornstein- See attached document

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate [redacted] document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

CALIFORNIA ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

State of California

County of Los Angeles

On March 2, 2015 before me, Kimberly A. Bornstein, Notary Public,
(Here insert name and title of the officer)

personally appeared Craig Faggen,

who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is~~/are~~ subscribed to the within instrument and acknowledged to me that he~~/she/they~~ executed the same in his~~/her/their~~ authorized capacity~~(ies)~~, and that by his~~/her/their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature of Notary Public

KIMBERLY A. BORNSTEIN
COMM. #2075498
Notary Public - California
Los Angeles County
My Comm. Expires Aug. 20, 2018

(Notary Seal)

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Form X-17-A-5
(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages ____ Document Date ________

(Additional information)

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual (s)
- ☐ Corporate Officer

  ________ (Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other ________

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Triton Pacific Securities, LLC Report

Pursuant to Rule 17a-5(d) Financial

Statements

For the Year Ended December 31, 2014

Contents

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Triton Pacific Securities, LLC
Los Angeles, CA 90024

I have audited the accompanying statement of financial condition of Triton Pacific Securities, LLC (the "Company"), a Delaware corporation, as of December 31, 2014 and the related statements of income (loss), changes in members' equity, and changes in financial condition for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, CA
February 27, 2015

Triton Pacific Securities, LLC
Statement of Financial Condition
December 31, 2014

Assets

Cash	$ 62,089
Commissions receivable	23,800
Due from affiliates	104,981
Prepaid expenses	10,201
Total Current Assets	201,071
Fixed Assets	893
Deposits	3,370
Total assets	**$ 205,334**

Liabilities and Members' Equity

Liabilities	
Accounts payable and accrued expenses	$ 10,357
Commissions payable	18,690
Due to affiliates	165
Total liabilities	29,212
Members' Equity	176,122
Total Liabilities and Members' Equity	**$ 205,334**

The accompanying notes are an integral part of these financial statements.

Triton Pacific Securities, LLC
Statement of Income (Loss)
For the Year Ended December 31, 2014

Revenue	
Commissions and fees	$ 245,272
Total revenue	$ 245,272
Operating Expenses	
Commission expense	225,782
Depreciation Expense	107
Insurance	2,686
Office expense	12,442
Outside services	35,438
Pension plan	499
Professional fees	24,255
Regulatory fees	26,461
Rent	29,819
Salaries and wages	352,206
Telephone	3,678
Other general and administrative expenses	2,888
	716,261
Total operating expenses	
Net loss before income tax provision	$ (470,989)
Income tax provision	800
Net loss	$ (471,789)

The accompanying notes are an integral part of these financial statements.

Triton Pacific Securities, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2014

Balance, December 31, 2013	$	62,911
Capital contribution		585,000
Net Income (Loss)		(471,789)
Balance, December 31, 2014	$	176,122

The accompanying notes are an integral part of these financial statements.

Triton Pacific Securities, LLC
Statement of Changes in Financial Condition
For the Year Ended December 31, 2014

Cash Flows from Operating Activities:		
Net loss	$	(471,789)
Changes in operating assets and liabilities:		
Commission receivable		(22,800)
Due to affiliates		(62,025)
Prepaid expenses		8,492
Depreciation Expense		107
Deposits		(2,670)
Accounts payable and accrued expenses		(2,080)
Due from affiliates		(944)
Commissions payable		17,790
Net cash used in operating activities		(535,919)
Cash Flows for Investing Activities:		
Purchase of fixed assets		(1,000)
Net cash provided by investing activities		(1,000)
Cash Flows from Financing Activities:		
Capital contribution		585,000
Net cash flows provided by financing activities		585,000
Net increase in cash		48,081
Cash at beginning of year		14,008
Cash at end of year	$	62,089
Supplemental Information		
Interest paid	$	-
Income taxes paid	$	800

The accompanying notes are an integral part of these financial statements.

Triton Pacific Securities, LLC
Notes to Financial Statements
For the Year Ended December 31, 2014

Note 1 – Organization and Nature of Business

Triton Pacific Securities, LLC (the "Company") was organized in Delaware as a Limited Liability Company on January 6, 2006 under the name TP Securities, LLC. In 2007, the Company changed its name to Triton Pacific Securities, LLC. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) and Securities Investors Protection Corporation ("SIPC"). The Company conducts business on a fully disclosed basis and does not hold customer funds and/or securities.

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer:

- Private placement of securities
- Distribution of Business Development Companies

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of Triton Pacific Securities, LLC.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Banking – Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determined.

Income Taxes - The Company, with consent of its Members, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a gross receipts tax and a minimum Franchise Tax of $800.

Note 2 – Significant Accounting Policies (continued)

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examination by U.S. Federal and State tax authorities from 2011 to the present, generally for three years after they are filed.

Depreciation – Is provided on a straight-line basis using estimated useful lives of five to ten years.

Note 3 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
>
> Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
>
> Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014.

Note 3 - Fair Value (continued)

Fair Value Measurements on a Recurring Basis
As of December 31, 2014

	Level 1	Level 2	Level 3	Total
Cash	$62,089	$ -	$ -	$62,089

Note 4 – Related Party

The Company has entered into an expense sharing agreement with Triton Pacific Capital Partners, LLC ("TPCP"). The Company and TPCP have common shareholders. Rent and general overhead are allocated between the two companies.

During 2014 the Company paid approximately $10,800 to TPCP as rent and other expenses and received on behalf of TPCP $100,000 in wages. Approximately $165 was due to TPCP on December 31, 2014. In addition, there is approximately $100,546 receivable from an affiliated registered investment advisor, Triton Pacific Adviser ("TPA"), for costs relating to the offering of a BDC client currently being distributed. These amounts from TPA are assumed under a Conditional Reimbursement Agreement between TPA and the BDC.

It is possible that the terms of certain of the related party transactions are not the same as those that would result from transactions among wholly unrelated parties.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $51,567 which was $46,567 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.57 to 1.

Note 6 – Income Taxes

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. For the year ended December 31, 2014, the Company recorded the minimum liability company income tax of $800.

Note 7– Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k) (2) (i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and

Note 7– Exemption from the SEC Rule 15c3-3 (continued)

deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Note 8 – Leasing Arrangements

The Company leases office space under an expense sharing agreement (see Note 4) and under a temporary agreement for space in San Diego. Rent expenses for the year ended December 31, 2014 totaled $29,819.

Note 9 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2014 through February 27, 2015, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Triton Pacific Securities, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
December 31, 2014

Member's capital		$ 176,122
Less: Non-allowable assets:		
Commissions receivable net of payable	5,110	
Due from affiliates	104,981	
Prepaid expenses	10,201	
Other assets	4,263	124,555
Net capital		$ 51,567
Computation of net capital requirements		
Minimum net aggregate indebtedness - 6.67% of net aggregate indebtedness		$ 1,958
Minimum dollar net capital required		$ 5,000
Net Capital required (greater of above)		$ 5,000
Excess net capital		$ 46,567
Computation of aggregate indebtedness		
Total liabilities		$ 29,212
Aggregate indebtedness to net capital		0.57

Note: There are no differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA at December 31, 2014.

Triton Pacific Securities, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2014

A computation of reserve requirement is not applicable to Triton Pacific Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Triton Pacific Securities, LLC
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3
As of December 31, 2014

Information relating to possession or control requirements is not applicable to Triton Pacific Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Members
Triton Pacific Securities, LLC

I have reviewed management's statements, included in the accompanying Triton Pacific Securities, LLC (the "Company") Exemption Report in which (1) the Company identified the following provisions of 17C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (i)) (the "exemption provisions") from June 1, 2014 to December 31, 2014, and (2) the Company stated that they met the identified exemption provisions from June 1, 2014 to December 31, 2014 (the Company's fiscal year end) without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the periods noted in paragraph 1 above.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, CA
February 27, 2015

Triton Pacific
Securities, LLC

February 27, 2015

Elizabeth Tractenberg, CPA
3832 Shannon Road
Los Angeles, CA 90027

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Ms. Tractenberg:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Triton Pacific Securities, LLC met the Section 204, 15c3-3 (k) (2) (i) exemption for the period June 1, 2014 to December 31, 2014.

Sincerely,

CFO